UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of____October, 2004

Commission File Number_____0-26104

TESMA INTERNATIONAL INC.
(Translation of registrant's name into English)

1000 Tesma Way, Concord, Ontario, Canada L4K 5R8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.   Form 20-F......... Form 40-F....**X**.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
<center>Yes ..... No ..**X**...</center>
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TESMA INTERNATIONAL INC.
(Registrant)

Date:____October 25, 2004

By:____*/s/ Stefan T. Proniuk*_____
Stefan T. Proniuk
Vice-President, Secretary and General Counsel

EXHIBITS

Exhibit 99   Press release of the Registrant dated October 25, 2004 with respect to a privatization proposal received by the Registrant from Magna International Inc.

Exhibit 99



PRESS RELEASE

TESMA RECEIVES PRIVATIZATION PROPOSAL FROM MAGNA

October 25, 2004, Concord, Ontario, Canada – TESMA INTERNATIONAL INC. (TSX: TSM.A; NASDAQ: TSMA) announced today that its board of directors has received a proposal from Magna International Inc. to acquire all the outstanding Class A Subordinate Voting Shares of Tesma not owned by Magna. Magna has proposed that the transaction be effected by way of a court-approved plan of arrangement under Ontario law.

Under the proposal, shareholders of Tesma would receive 0.4388 of a Class A Subordinate Voting Share of Magna for each Class A Subordinate Voting Share of Tesma or, at the election of any shareholder, cash based on the volume-weighted average trading price ("VWAP") of Magna's Class A Subordinate Voting Shares over the five trading days ending on the last trading day immediately preceding the effective date of the plan of arrangement. The aggregate cash payable to all electing Tesma shareholders in the proposed transaction would be capped at Cdn. $350 million, representing approximately half of the total consideration contemplated by the proposal based on the VWAP of Magna's Class A Subordinate Voting Shares over the 20 trading days ended October 22, 2004, being the last trading day prior to the making of the proposal. If shareholders elect to receive cash in excess of Cdn. $350 million in the aggregate, the total cash available will be prorated among those shareholders electing to receive cash and the balance of their consideration will be satisfied in Magna Class A Subordinate Voting Shares. The consideration offered represents a premium of approximately 33.33% over the relative VWAPs of Magna's Class A Subordinate Voting Shares and Tesma's Class A Subordinate Voting Shares over the past 20 trading days and a premium of 28.20% over the relative closing prices of such shares on the TSX on October 22, 2004.

The proposed transaction is proposed to be carried out by way of a court-approved plan of arrangement under Ontario law and is subject to applicable securities laws, including the Ontario rules that specifically govern going-private transactions of this nature. In addition to court approval, the transaction would require the approval of the shareholders of Tesma, including by way of a majority of the votes cast by holders other than Magna and its affiliates and other insiders.

Tesma's board of directors will review Magna's proposal and will respond in due course having regard to all applicable legal and regulatory requirements.

Tesma, a global supplier of highly-engineered engine, transmission and fuel system components, modules and systems for the automotive industry, employs over 5,700 skilled and motivated people in 28 manufacturing facilities in North and South America, Europe and Asia, and five focused tooling, design and R&D centres supporting our three principal product technology groups: Tesma Engine Technologies; Tesma Transmission Technologies; and Tesma Fuel Technologies.

For further information regarding this press release, please contact: Anthony Dobranowski at (905) 417-2155. Alternatively, forward e-mail requests to investorrelations@tesma.com or visit Tesma's website @ www.tesma.com.